                                                                   EXHIBIT 12(b)

                           BANK OF BOSTON CORPORATION

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (INCLUDING INTEREST ON DEPOSITS)

  The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the quarters ended March 31, 1995 and 1994 and for the five years ended December 31, 1994 were as follows:

                           QUARTERS ENDED
                              MARCH 31,                    YEARS ENDED DECEMBER 31,
                          ----------------- ---------------------------------------------------------
                            1995     1994      1994       1993        1992        1991        1990
                          -------- -------- ---------- ----------  ----------  ----------  ----------
                                                   (DOLLARS IN THOUSANDS)
Net income (loss).......  $125,344 $ 96,140 $  435,362 $  299,026  $  278,881  $ (113,155) $ (468,248)
Extraordinary items, net
 of tax.................              6,535      6,535                (72,968)     (7,758)    (43,649)
Cumulative effect of
 changes in accounting
 principles, net of tax.                                  (24,203)
Income tax expense
 (benefit)..............   120,621   81,457    349,414    214,683     152,781     (57,990)      2,579
                          -------- -------- ---------- ----------  ----------  ----------  ----------
 Pretax earnings (loss).  $245,965 $184,132 $  791,311 $  489,506  $  358,694  $ (178,903) $ (509,318)
                          ======== ======== ========== ==========  ==========  ==========  ==========
Fixed charges:
 Portion of rental
  expense (net of
  sublease rental
  income) which
  approximates the
  interest factor.......     7,018    6,701     26,713     27,063      28,159      30,370      38,747
Interest on borrowed
 funds..................   245,838  143,299    997,601    377,874     344,908     361,510     592,028
Interest on deposits....   361,528  239,606  1,148,611  1,015,956   1,406,742   1,808,436   2,420,296
                          -------- -------- ---------- ----------  ----------  ----------  ----------
 Total fixed charges....   614,384  389,606  2,172,925  1,420,893   1,779,809   2,200,316   3,051,071
                          -------- -------- ---------- ----------  ----------  ----------  ----------
Earnings (for ratio
 calculation)...........  $860,349 $573,738 $2,964,236 $1,910,399  $2,138,503  $2,021,413  $2,541,753
                          ======== ======== ========== ==========  ==========  ==========  ==========
Total fixed charges.....  $614,384 $389,606 $2,172,925 $1,420,893  $1,779,809  $2,200,316  $3,051,071
                          ======== ======== ========== ==========  ==========  ==========  ==========
Ratio of earnings to
 fixed charges..........      1.40     1.47       1.36       1.34        1.20         .92         .83
                          ======== ======== ========== ==========  ==========  ==========  ==========

  For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.